

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

May 14, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Pacer Funds Trust, under the Exchange Act of 1934.

- Pacer Benchmark Data & Infrastructure Real Estate SCTR ETF
- Pacer Benchmark Industrial Real Estate SCTR ETF
- Pacer Benchmark Retail Real Estate SCTR ETF

Sincerely,